UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NuZee, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

67073S208

(CUSIP Number)

Katsuyoshi Eguchi.

4-1002, Omori, Moriyama-Ku

Nagoya-Shi, Aichi-ken, Japan

463-0021

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Katsuyoshi Eguchi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 390,712 Shares
	8.	SHARED VOTING POWER 522,864 Shares
	9.	SOLE DISPOSITIVE POWER 390,712 Shares
	10.	SHARED DISPOSITIVE POWER 522,864 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 913,576 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Based on a total of 23,668,017 shares of the Issuer’s common stock outstanding as of December 15, 2022.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eguchi Holdings Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC; OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 495,363
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 495,363

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 495,363
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1% (1)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Based on a total of 23,668,017 shares of the Issuer’s common stock outstanding as of December 15, 2022.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EGC CO., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 6,667
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 6,667

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,667
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (1)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Based on a total of 23,668,017 shares of the Issuer’s common stock outstanding as of December 15, 2022.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gold Coast LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 20,834
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 20,834

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,834
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (1)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Based on a total of 23,668,017 shares of the Issuer’s common stock outstanding as of December 15, 2022.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is being filed to amend the statement on Schedule 13D filed by Katsuyoshi Eguchi, a Japanese citizen (“Mr. Katsuyoshi Eguchi”), (ii) Eguchi Holdings Co., Ltd., a corporation formed under the laws of Japan (“Eguchi Holdings”), (iii) EGC Co. Ltd., a corporation formed under the laws of Japan (“EGC”), and (iv) Gold Coast LLC, a limited liability company formed under the laws of Japan (“Gold Coast”) and, collectively with Mr. Katsuyoshi Eguchi, Eguchi Holdings and EGC, the “Reporting Persons”, on September 25, 2020 (the “Original Statement”), and relates to shares of the Common Stock of NuZee, Inc., a Nevada Corporation, whose corporate office is located at 1350 East Arapaho Road, Suite 230, Richardson, Texas 75081 (the “Issuer”).

The Original Statement is hereby amended and supplemented as detailed below, and, except as amended and supplemented hereby, the Original Statement remains in full force and effect. All capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Original Statement.

Item 4. Purpose of Transaction.

Item 4 of the Original Statement is hereby amended to include the following after the final paragraph thereof:

On May 12, 2022, the Company filed a Quarterly Report on Form 10-Q (the “Form 10-Q”) for the quarter ended March 31, 2022, reporting that, as of May 12, 2022, 19,461,139 shares of Common Stock were outstanding. This number of outstanding shares reflected an increase since the Reporting Persons filed the Original Statement, resulting in a decrease to the percentage of outstanding Common Stock beneficially owned by the Reporting Persons.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and restated in its entirety to read as follows:

(a)	See rows (11) and (13) of the cover page to this Statement for the aggregate number of Shares and percentage of Shares beneficially owned by the Reporting Persons.

(b)	See rows (7) through (10) of the cover page to this Statement for the number of Shares as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The Reporting Persons have not effected any transactions in Common Stock during the sixty day period prior to the filing of this Schedule 13D.

(d)	To the best knowledge of Mr. Katsuyoshi Eguchi, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Mr. Katsuyoshi Eguchi.

To the best knowledge of Eguchi Holdings, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Eguchi Holdings.

To the best knowledge of EGC, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by EGC.

To the best knowledge of Gold Coast, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Gold Coast.

(e)	On May 12, 2022, the Reporting Persons ceased to be a beneficial owner of more than five percent of the class of the Common Stock. Accordingly, this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2022

	By:	/s/ Katsuyoshi Eguchi
	Name:	Katsuyoshi Eguchi

EGUCHI HOLDINGS CO., LTD.

	By:	/s/ Katsuyoshi Eguchi
	Name:	Katsuyoshi Eguchi, Chief Executive Officer

EGC CO., LTD.

	By:	/s/ Masato Hoshikawa
	Name:	Masato Hoshikawa, Chief Executive Officer

GOLD COAST LLC

	By:	/s/ Yusei Eguchi
	Name:	Yusei Eguchi, Chief Executive Officer